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                   January 20, 2021

       Diane Leopold
       Chief Executive Officer
       Dominion Energy South Carolina, Inc.
       400 Otarre Parkway
       Cayce, SC 29033

                                                        Re: Dominion Energy
South Carolina, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 12,
2021
                                                            File No. 333-252048

       Dear Ms. Leopold:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.




                   Sincerely,


                   Division of Corporation Finance

                   Office of Energy & Transportation
       cc:                                              Katherine K. DeLuca,
Esq.